As Filed with the Securities and
Exchange Commission on March 10, 2006                      Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                              PHOSPHAGENICS LIMITED
                                (ACN 056 482 403)
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)
    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                               Proposed maximum    Proposed maximum      Amount of
            Title of each class of                             Amount          Aggregate price        aggregate         registration
          Securities to be registered                     to be registered       per unit(1)       offering price(1)         fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American             50,000,000              $.05             $1,250,000          $267.50
Depositary Receipts, each American Depositary Share           American
evidencing thirty common shares of Phosphagenics             Depositary
Limited. Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                    Location in Form of
                                                    American Depositary Receipt
         Item Number and Caption                    Filed Herewith as Prospectus
         -----------------------                    ----------------------------

(1)      Name and address of Depositary             Introductory Paragraph

(2)      Title of American Depositary Receipts      Face of American Depositary
         and identity of deposited securities       Receipt, top center

         Terms of Deposit:

         (i)      The amount of deposited           Face of American Depositary
                  securities represented by         Receipt - upper right corner
                  one unit of American
                  Depositary Shares

         (ii)     The procedure for voting, if      Paragraphs (15) and (16)
                  any, the deposited
                  securities

         (iii)    The collection and                Paragraphs (12), (14)
                  distribution of dividends         and (15)

         (iv)     The transmission of notices,      Paragraphs (11), (15)
                  reports and proxy soliciting      and (16)
                  material

         (v)      The sale or exercise of           Paragraph (13)
                  rights

         (vi)     The deposit or sale of            Paragraphs (12) and (17)
                  securities resulting from
                  dividends, splits or plans
                  of reorganization

         (vii)    Amendment, extension or           Paragraphs (20) and (21)
                  termination of the Deposit
                  Agreement

         (viii)   Rights of holders of              Paragraph (11)
                  receipts to inspect the
                  transfer books of the
                  Depositary and the list of
                  holders of receipts

         (ix)     Restrictions upon the right       Paragraphs (2), (3), (4),
                  to deposit or withdraw the        (5), (6) and (8)
                  underlying securities

                                                    Location in Form of
                                                    American Depositary Receipt
         Item Number and Caption                    Filed Herewith as Prospectus
         -----------------------                    ----------------------------
         (x)      Limitation upon the               Paragraphs (13) and (18)
                  liability of the Depositary

(3)      Fees and Charges                           Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                    Location in Form of American
                                                    Depositary Receipt Filed
                                                    Herewith as Prospectus

2(a)     Statement that Phosphagenics Limited       Paragraph (11)
         furnishes the Commission with certain
         public reports and documents required
         by foreign law or otherwise under
         Rule 12g3-2(b) under the Securities
         Exchange Act of 1934  -- and that
         such reports and documents can be
         inspected by holders of American
         Depositary Receipts and copied at
         public reference facilities
         maintained by the Commission in
         Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Phosphagenics Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of __________________________, 2006, among Phosphagenics Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 10, 2006.

                                                   By: THE BANK OF NEW YORK,
                                                       as Depositary


                                                   By: \s\ U. Marianne Erlandsen
                                                       -------------------------
                                                   Name: U. Marianne Erlandsen
                                                   Title:   Vice President

      Pursuant to the requirements of the Securities Act of 1933, Phosphagenics Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on March 10, 2006.

                                                       Phosphagenics Limited

                                                   By: /s/  Harry Rosen
                                                       -------------------------
                                                       Name:  Harry Rosen
                                                       Title:    President

      Each of the undersigned hereby constitutes and appoints Harry Rosen his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on March 10, 2006.

Name                                        Title
----                                        -----

/s/  Harry Rosen                            Managing Director
-----------------                           (Principal Executive Officer)
Harry Rosen

/s/  Maurice Chilton                        Financial Controller
---------------------                       (Principal Financial Officer and
Maurice Chilton                             Principal Accounting Officer)

/s/  Ian Grant Pattison                     Director and Chief Operating Officer
-----------------------
Ian Grant Pattison

/s/  Andrew Lancelot Vizard                 Chairman
---------------------------
Andrew Lancelot Vizard

/s/  Jonathan Addison                       Director
---------------------
Jonathan Addison

/s/  Michael Preston                        Authorized Representative
---------------------                       in the United States
Michael Preston

                                INDEX TO EXHIBITS

Exhibit
Number
------

(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.